UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ESMARK INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value (“the Common Stock”)

(Title of Class of Securities)

296475106

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

with a copy to:

Daniel S. Sternberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296475106	Page 3 of 16

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

23,740,689 (See Item 5)

8. SHARED VOTING POWER

None

9. SOLE DISPOSITIVE POWER

23,740,689 (See Item 5)

10. SHARED DISPOSITIVE POWER

None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,740,689 (See Item 5)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.1% (See Item 5)

14. TYPE OF REPORTING PERSON

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IA, OO (See Item 4)

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on December 7, 2007 (the “Original Schedule 13D”), as amended by Amendment No 1 and 2 thereto filed with the SEC on May 22, 2002 and June 18, 2008, respectively (the Original Schedule 13D, together with Amendments No. 1 and 2 thereto, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is amended by adding the following:

On June 25, 2008, Esmark Incorporated (the “Issuer”) and OAO Severstal (“Severstal”) entered into a definitive merger agreement (the “Severstal Merger Agreement”) pursuant to which Severstal has agreed to amend the Severstal Offer to, among other things, increase the offer price to $19.25 per share of Common Stock in cash. In connection with the Severstal Merger Agreement, FMA, as agent for the Investment Management clients, has entered into a Tender and Support Agreement with Severstal, pursuant to which, and subject to the terms and conditions set forth therein, FMA has agreed, among other things, to tender all of the shares of Common Stock owned by Investment Management clients into the amended Severstal Offer. The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit E to this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is amended by adding the following:

See the description of the Support Agreement set forth in Item 4 above.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by adding the following:

Exhibit E: Tender and Support Agreement, dated June 25, 2008 between Franklin Mutual Advisers, LLC, as agent for the funds listed on the signature page thereto and and OAO Severstal.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2008

Franklin Mutual Advisers, LLC

By: /s/ BRADLEY TAKAHASHI

---------------------------------------

Name: Bradley D. Takahashi

Title: Vice President

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EXHIBIT E

TENDER AND SUPPORT AGREEMENT

                        TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 25, 2008, is by and among OAO Severstal, a Russian joint stock company (“Parent”) and Franklin Mutual Advisers, LLC (“FMA”), as agent for each of the funds listed on a signature page hereto (each, a “Stockholder”).

WHEREAS, each Stockholder beneficially owns the shares of common stock, par value $0.01 per share (“Company Common Stock”), of Esmark Incorporated, a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Company Common Stock that are hereafter issued to or otherwise acquired or owned by any Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, as a condition to their willingness to enter into the Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, among Parent, the indirect wholly-owned subsidiary of Parent to be formed in the state of Delaware (“Purchaser”) and the Company, Parent and Purchaser have required that each Stockholder, and in order to induce Parent and Purchaser to enter into the Merger Agreement each Stockholder (in such Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement; and

WHEREAS, the board of directors of the Company has, in connection with its approval of the Merger Agreement, approved the execution of this Agreement for purposes of Section 203 of the Delaware General Corporation Law; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO TENDER

Section 1.1            Agreement to Tender. Unless this Agreement shall have been terminated in accordance with its terms, each Stockholder shall validly tender or cause to be tendered in the Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Offer. As promptly as practicable, but in any event no later than five Business Days after the relevant

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procedures for tendering Shares in the Offer pursuant to book entry transfers have been implemented, each Stockholder shall (i) deliver to the depositary designated in the Offer (the “Depositary”) (A) a letter of transmittal with respect to its Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered by other stockholders of the Company pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other Person that is the holder of record of any Subject Shares beneficially owned by such Stockholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer. Each Stockholder agrees that, once its Subject Shares are tendered, such Stockholder (i) shall promptly notify Parent that such Subject Shares have been tendered and (ii) will not withdraw any of such Subject Shares from the Offer, unless and until (A) the Offer shall have been terminated or (B) this Agreement shall have been terminated in accordance with its terms. The obligations of each Stockholder under this Section 1.1 are several and not joint with any other Stockholder. Parent’s and Purchaser’s obligation to accept for payment and pay for the Subject Shares tendered in the Offer pursuant to this Agreement is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex I thereto.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder represents and warrants to Parent and Purchaser as to itself, severally and not jointly, that:

Section 2.1      Authorization; Binding Agreement. The consummation of the transactions contemplated hereby are within such Stockholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Stockholder. FMA has full power and authority to execute and deliver this Agreement on behalf of such Stockholder and such Stockholder has full power and authority to perform this Agreement. This Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity.

Section 2.2      Non-Contravention. The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any organizational documents of such Stockholder, (ii) violate any Law applicable to such Stockholder, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Stockholder is entitled under any Law or any provision of any agreement or other instrument binding on such Stockholder or (iv) result in the imposition of any Encumbrance on any asset of such Stockholder, in the case of each of

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clauses (ii) through (iv) such as would impair or adversely affect such Stockholder’s ability to perform its obligations hereunder.

Section 2.3      Ownership of Subject Shares; Total Shares. FMA or such Stockholder is the record or "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement) of the Subject Shares and has full and unrestricted power to dispose of and to vote such Subject Shares, subject to applicable law. The Subject Shares constitute all of the Company Common Stock over which such Stockholder possesses record or beneficial ownership on the date of this Agreement. Such Stockholder has the necessary and sufficient right and authority to make the commitments contained in this Agreement with respect to the Subject Shares. Except for the Subject Shares, such Stockholder does not, directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of the Company that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of the Company that are or may by their terms become entitled to vote, nor is such Stockholder a party to or subject to any contract, commitment, arrangement, understanding or relationship that allows or obligates it to vote or acquire any securities of the Company or otherwise relates to the Subject Shares or restricts its rights in the Subject Shares in any way (the “Other Securities and Rights”).

Section 2.4      No Encumbrances. The Subject Shares and the certificates representing the Subject Shares are now and at all times during the term hereof will be held by such Stockholder, free and clear of all Encumbrances (including any contractual restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such encumbrances or proxies arising hereunder, other than restrictions set forth under applicable securities laws. Upon transfer to Purchaser or Parent, as the case may be, by such Stockholder of the Subject Shares, and subject to the receipt by such Stockholder of payment as contemplated by the Merger Agreement and this Agreement, Purchaser or Parent, as the case may be, will have title to the Subject Shares, free and clear of all Encumbrances, other than restrictions set forth under applicable securities laws.

Section 2.5      Absence of Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Stockholder, threatened against or affecting, such Stockholder or any of its properties or assets (including such Stockholder’s Subject Shares) that impairs or restricts in any material respect or prohibits (or, if successful, would impair, restrict or prohibit) the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 2.6      Opportunity to Review; Reliance. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

Section 2.7      Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Purchaser or the Company in respect of this

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Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder in its capacity as such.

ARTICLE III

ADDITIONAL COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby covenants and agrees severally and not jointly that unless this Agreement shall have been terminated in accordance with its terms:

Section 3.1      Voting of Subject Shares. At every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, such Stockholder shall, or shall cause the holder of record on any applicable record date to, vote the Subject Shares (to the extent that any of the Subject Shares are not purchased in the Offer) (i) in favor of (A) approval and adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against (A) any agreement or arrangement related to or in furtherance of any Acquisition Proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement, or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in (x) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement or (y) the failure of any Offer Condition to be satisfied, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Parent that are necessary or appropriate in order to effectuate the foregoing.

Section 3.2      Irrevocable Proxies. Each Stockholder, revoking (or causing to be revoked) any proxies that it has heretofore granted, hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of such Stockholder, for and in the name, place and stead of such Stockholder, to: (i) attend any and all stockholder meetings of the Company with respect to the matters set forth in Section 3.1; (ii) vote, express consent or dissent or issue instructions to the record holder to vote, express consent or dissent with respect to such Stockholder’s Subject Shares in accordance with the provisions of Section 3.1 at any such meeting; and (iii) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 3.1, all written consents with respect to the Subject Shares. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable and shall not be terminated by operation of Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5.2. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.2 is given in connection with and granted in

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consideration of and as an inducement to Parent entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Stockholder under Section 3.1 hereof. The irrevocable proxy set forth in this Section 3.2 is executed and intended to be irrevocable, subject, however, to automatic termination upon the termination of this Agreement pursuant to Section 5.2. Parent covenants and agrees with each Stockholder that Parent will exercise the foregoing proxy consistent with the provisions of Section 3.1 hereof.

Section 3.3      No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, such Stockholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrance on any such Subject Shares, (ii) transfer record or beneficial ownership (or both) of any Subject Shares or any interest therein or enter into any contract with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect.

Section 3.4      No Exercise of Appraisal Rights. Such Stockholder shall not exercise any appraisal rights or dissenter’s rights in respect of its Subject Shares that may arise with respect to the Merger.

Section 3.5      Documentation and Information. Subject to the prior review and consent by such Stockholder (such consent not to be unreasonably withheld, conditioned or delayed), such Stockholder (i) consents to and authorizes the publication and disclosure by Parent and Purchaser of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case that Parent reasonably determines is required to be disclosed by applicable law in any press release, the Offer Documents, the Proxy Statement or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement and (ii) agrees promptly to give to Parent any information it may reasonably request for the preparation of any such disclosure documents. Such Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect.

Section 3.6      Notices of Certain Events. Such Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of such Stockholder set forth in Article II.

Section 3.7      Street Name Subject Shares. Such Stockholder shall deliver a letter to each financial intermediary or other Person through which such Stockholder holds Subject Shares that informs such Person of such Stockholder’s obligations under this Agreement and that informs

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such Person that such Person may not act in disregard of such obligations without the prior written consent of Parent.

Section 3.8	No Solicitation.

(a)    Such Stockholder shall not, and will use its reasonable best efforts to ensure that its investment bankers, attorneys, accountants, agents or other advisors or representatives (the “Stockholder Representatives”), directly or indirectly, will not take any action with respect to an Acquisition Proposal that the Company is prohibited from taking under Section 5.2 of the Merger Agreement.

(b)    Each Stockholder agrees to cease and cause to be terminated all existing discussions or negotiations conducted by it or at its behest heretofore with respect to any Acquisition Proposal (other than with Parent).

ARTICLE IV

[INTENTIONALLY OMITTED]ARTICLE V

MISCELLANEOUS

Section 5.1      Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, (i) if to Parent, Purchaser or the Company, in accordance with the provisions of the Merger Agreement and (ii) if to a Stockholder, to Franklin Mutual Advisers, LLC, 101 John F. Kennedy Parkway, Short Hills, New Jersey, 07078, Attention: Bradley Takahashi, with copies to Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, 10006, Attention: Daniel S. Sternberg, Esq. and David I. Gottlieb, Esq. (Facsimile: 212 225 3999), or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 5.2      Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any amendment to the Merger Agreement or the terms of the Offer without the Stockholders prior written consent reducing the Offer Price or decreasing the number of Shares sought to be purchased in the Offer, changing the expiration date of the Offer (except to the extent required or permitted pursuant to the Merger Agreement), imposing any condition to the Offer in addition to the conditions provided for in the Merger Agreement, or otherwise adversely affecting the holders of Shares under the Merger Agreement or the Offer, (iv) an Adverse Recommendation Change by the Company Board of Directors, and

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(v) November 30, 2008. Notwithstanding the foregoing, nothing set forth in this Section 5.2 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any breach of this Agreement.

Section 5.3      Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.4      Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting Company Common Stock or the acquisition of additional Company Common Stock or other securities or rights of the Company by any Stockholder, through the exercise of stock options or otherwise, the number of Subject Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional Company Common Stock or other securities or rights of the Company issued to or acquired by such Stockholder.

Section 5.5      Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.6      Binding Effect; Benefit; Assignment. No Party hereto shall assign its rights or delegate its obligations hereunder without the prior written consent of the other Parties hereto. Notwithstanding the foregoing, (a) Purchaser may assign any or all of its rights, interests and obligations hereunder to Parent, one or more direct or indirect wholly-owned Subsidiaries of Parent, of a combination thereof, and (b) Parent may, at any time prior to the Effective Date, assign this Agreement to a wholly-owned Subsidiary without the prior consent of the Stockholders if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of Parent under this Agreement as if it were an original signatory and provided further that Parent shall not be relieved of its obligations hereunder. In the event of an assignment contemplated above, any reference in this Agreement to “Parent” shall be deemed to include the assignee. Subject to the foregoing, this Agreement shall inure to the benefit of, be binding upon and be enforceable by the Parties and their respective successors (including any successor by reason of amalgamation, merger or other business combination of any Party) and permitted assigns.

Section 5.7	Governing Law; Venue; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

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(b)    Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other place of competent jurisdiction by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING UNDER OR CONCERNING THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF OR CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

Section 5.8      Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.9      Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

Section 5.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 5.11    Specific Performance. The parties hereto agree that each of Parent and Purchaser would be irreparably damaged if for any reason any Stockholder fails to perform any of its obligations under this Agreement and that each of Parent and Purchaser would not have an adequate remedy at law for money damages in such event. Accordingly, each of Parent and Purchaser shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 5.12    Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.13    No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 5.14    Further Assurances. Parent and each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

Section 5.15    Interpretation. Unless the context otherwise requires, as used in this Agreement: (i) “or” is not exclusive; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) words of one gender shall be construed to apply to each gender; and (v) the terms “Article”, “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

Section 5.16    Stockholder Capacity. Notwithstanding anything herein to the contrary, nothing set forth herein shall restrict any officer or director of the Company in the exercise of his fiduciary duties as an officer or director of the Company, but such officer or director shall take no action that would cause the Company to breach the Merger Agreement or any agreements contemplated thereby.

[SIGNATURE PAGE FOLLOWS]

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                        The parties are executing this Agreement on the date set forth in the introductory clause.

OAO SEVERSTAL

By: _/s/ Gregory Mason______________________

Name: Gregory Mason
Title:	Chief Operating Officer

MUTUAL SHARES FUND

MUTUAL BEACON FUND

MUTUAL QUALIFIED FUND

MUTUAL DISCOVERY FUND

MUTUAL SHARES SECURITIES FUND

MUTUAL DISCOVERY SECURITIES FUND

MUTUAL BEACON FUND (CANADA)

MUTUAL DISCOVERY FUND (CANADA)

FRANKLIN MUTUAL RECOVERY FUND

MUTUAL RECOVERY FUND, LTD.

FRANKLIN MUTUAL BEACON FUND

FRANKLIN MUTUAL SHARES FUND

By: Franklin Mutual Advisers, LLC

By: _______/s/ Peter A. Langerman_____________

Name: Peter A. Langerman
Title:	President and CEO

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Schedule A

Stockholder	Shares

MUTUAL SHARES FUND	8,341,744
MUTUAL BEACON FUND	3,087,162
MUTUAL QUALIFIED FUND	3,954,729
MUTUAL DISCOVERY FUND	3,850,425
MUTUAL SHARES SECURITIES FUND	1,783,526
MUTUAL DISCOVERY SECURITIES FUND	324,727
MUTUAL BEACON FUND (CANADA)	298,389
MUTUAL DISCOVERY FUND (CANADA)	51,769
FRANKLIN MUTUAL RECOVERY FUND	685,051
MUTUAL RECOVERY FUND, LTD.	123,163
FRANKLIN MUTUAL BEACON FUND	1,213,815
FRANKLIN MUTUAL SHARES FUND	26,189